Reg. No. 333-40186
                                               File No.  811-10001



                                 FORM N-18F-1


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549




                Notification of Election pursuant to Rule 18f-1
                   Under the Investment Company Act of 1940




                   OPPENHEIMER MAIN STREET OPPORTUNITY FUND
                             6803 South Tucson Way
                           Englewood, Colorado 80122
                     -------------------------------------
                        Name and Address of Registrant

                          NOTIFICATION OF ELECTION
                         ____________________________

The undersigned registered investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                   SIGNATURE
                                 ____________

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Denver and the State of Colorado on the 11th day of July, 2000.

                     OPPENHEIMER MAIN STREET OPPORTUNITY FUND
                     _________________________________________________
                     Name of Registrant


                     /s/  Andrew J. Donohue
                     _________________________________________________
                     Andrew J. Donohue, Secretary


ATTEST:


/s/ Robert G. Zack
_____________________________
Robert G. Zack, Assistant Secretary



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